mn

08030551

SEC Mail Processing Section

FEB 2 8 2008

Washington, DC 103

/STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manchester Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Jansen 612-436-2805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Avenue S., Suite 400	Minneapolis	MN	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/14/08

OATH OR AFFIRMATION

I, Kevin Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manchester Financial Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE CLARINE FRUTH
Notary Public-Minnesota
My Commission Expires Jan 31, 2011

Michelle C Fruth
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manchester Financial Group, LLC

Financial Statements and Additional Information

Years Ended December 31, 2007 and 2006

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2007 and 2006, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules starting on page 8 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 25, 2008
St. Paul, Minnesota

Manchester Financial Group, LLC

Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007		2006
Cash	$	14,061	$	10,518
Due from related party		656,789		611,205
Other assets		1,872		-
Goodwill		29,739		29,739
TOTAL ASSETS	$	702,461	$	651,462

Member's Equity				
Member's equity	$	702,461	$	651,462
TOTAL MEMBER'S EQUITY	$	702,461	$	651,462

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Income

Years Ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Revenues	$ 137,500	$ 281,200
Other income	35,350	-
Total revenue	172,850	281,200
Operating expenses	121,851	225,466
Net income	$ 50,999	$ 55,734

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Member's Equity

Years Ended December 31, 2007 and 2006

		Member's Equity
Balance -January 1, 2006	$	595,728
Net income		55,734
Balance - December 31, 2006		651,462
Net income		50,999
Balance - December 31, 2007	$	702,461

See accompanying notes to financial statements.

Manchester Financial Group, LLC

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 50,999	$ 55,734
Adjustments to reconcile net income to net cash flows from operating activities:		
Due from related party	(45,584)	(89,620)
Other assets	(1,872)	1,341
Accounts payable and accrued expenses	-	(3,853)
Net cash provided by (used in) operating activities	3,543	(36,398)
Net change in cash	3,543	(36,398)
Cash at beginning of year	10,518	46,916
Cash at end of year	$ 14,061	$ 10,518

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company and is a wholly owned subsidiary of Manchester Companies, Inc. (MCI). The Company is engaged in mergers and acquisitions, capital raising activities, and financial advisory services in the upper Midwest.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenue resulting from consulting fees are recognized in the period the services are provided. Success fees are recognized upon closing a deal.

Due from Related Party

Balances due from related parties are stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2007 and 2006.

Goodwill

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* the Company assesses goodwill for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2007 and 2006.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 2 Related-Party Transactions

The Company has an expense sharing agreement with MCI in which MCI pays all MCI and Company expenses and then invoices the Company for the expenses related to the Company's operations. These expenses include, but are not limited to, rent, professional and administrative services, payroll, and supplies. Under the agreement, the Company charged to operating expenses $83,015 in 2007 and $189,036 in 2006. The Company had advances to MCI of $656,789 and $611,205 at December 31, 2007 and 2006, respectively, which are noninterest bearing and due on demand.

Note 3 Concentrations

Revenue in 2007 was derived from various clients. However, approximately 89% of revenue was derived from one client in 2006.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $100 which was $4,900 deficient of its required net capital of $5,000 at December 31, 2007 and $10,518 which was $5,518 in excess of its required net capital of $5,000 at December 31, 2006. At December 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was zero.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 and 2006, FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Additional Information

MANCHESTER FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
COMPUTATION OF NET CAPITAL		
Total member's equity	$ 702,461	$ 651,462
Deductions and/or charges:		
Non-allowable assets:		
Due from related party	$ 656,789	$ 611,205
Other current assets and goodwill	45,572	29,739
	702,361	640,944
Net capital before haircuts on securities owned	100	10,518
Haircuts on corporate securities	0	0
Net capital	$ 100	$ 10,518
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial position	$ 0	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ (4,900)	$ 5,518
Ratio: Aggregate indebtedness to net capital	0	0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filed in January 22, 2008. Notification of the Net Capital deficiency was communicated to FINRA on January 8, 2008.

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Manchester Financial Group, LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated this in writing to management and those charged with governance on February 25, 2008 with regards to drafting the financial statements notes.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

St Paul, Minnesota
February 25, 2008

MANCHESTER

Investment Banking & Management Advisory

*Investment Banking Services
Mergers & Acquisitions
Sales & Divestitures
Debt & Equity Financing
Capital Structure Advisory
Valuations/Fairness Opinions
Strategic Analysis/Options
Litigation Support

Corporate Renewal Services
Debtor & Creditor Services
Crisis Interventions
Business Assessments
Turnarounds & Liquidations
Interim & Crisis Management
Restructuring & Refinancing

Management Advisory Services
Change Management
Revenue Growth Strategies
Productivity Improvement
Strategic & Marketing Plans
Integration/Reengineering
Organizational Development

MANCHESTER COMPANIES, INC.

IDS Center
Suite 4700
Minneapolis
MN 55402

Tel: 612-338-4722
Fax: 612-338-4723

www.manchestercompanies.com

February 25, 2008

Wipfli LLP
4000 Lexington Ave N
Suite 201
St Paul, MN 55126

We are providing this letter in connection with your audit of the balance sheet and related statements of income, changes in stockholders' equity, and cash flows of Manchester Financial Group, LLC as of December 31, 2007 and 2006, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Manchester Financial Group, LLC (the Company) in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2007, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

    a. All financial records and related data.

    b. All minutes of the meetings of shareholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices other than those noted below:

   a. April 26, 2007: A deficiency in net capital of $1,065 was noted and communicated to FINRA. A contribution from the Parent was made to cover the deficiency.

   b. January 8, 2008: A deficiency in net capital of $5,050 was noted and communicated to FINRA. This deficiency was due to insufficient cash balances held by the entity. The deficiency has been resolved as of the date of this letter.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the company involving:

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements .

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6.

d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e. The following information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk:

1) The extent, nature, and terms of financial instruments with off-balance-sheet risk.

2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

10. There are no:

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosure in the financial statements. We represent that cash balances identified in the financial statements are for the activities of the Company and include only deposits and withdrawals related to the Company's activities.

12. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Accounts receivable are valid receivables. In our opinion, an adequate reserve (if applicable) has been established to cover any losses that may be incurred upon collection.

14. There are no provisions made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any sales commitments.

15. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registrations has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such Act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

16. In addition, the Company at December 31, 2007, had—

a. Recorded all securities exchange memberships on the books.

b. Properly recorded all participation in joint account carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

17. We have no liabilities subordinated to the claims of general creditors under rule 15c3-1 and approved by the FINRA.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no capital withdrawals anticipated within the next six months, except for those intercompany transactions with the Parent Company.

20. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2007, or during the period January 1, 2007, through the date of this letter, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

21. Net capital computations, prepared by the Company during the period from January 1, 2007, through the date of this letter indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements), with the exceptions noted below, at all times during the period. Deficiencies were communicated with FINRA and properly addressed by management as noted below. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

a. March 29, 2007 – April 26, 2007: A deficiency in net capital of $1,065 was noted and communicated to FINRA. A contribution from the Parent was made to cover the deficiency.

b. May 17, 2007 – January 6, 2008: A deficiency in net capital of $5,050 was noted and communicated to FINRA. This deficiency was due to insufficient cash balances held by the entity. The deficiency has been resolved as of the date of this letter.

22. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the consolidated financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

23. All borrowings and financial obligations of the Company of which we are aware are included in the consolidated financial statements at December 31, 2007 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

24. There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

25. Capital contributions of $2,600 and $5,800 as outlined in the Resolution of the Board of Governors dated January 5, 2007 and April 11, 2007, respectively, were actually contributions recorded through the Company's intercompany receivable account and were not true capital contributions. These transactions were deemed appropriate per FINRA.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Sincerely,

Manchester Financial Group, LLC

PRESIDENT
Authorized signature, Title

2/25/08
Date

END